SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13E-3 Amendment No. 6
Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

OPTA CORPORATION

(Name of Issuer) OPTA CORPORATION

LOTUS INTERNATIONAL HOLDINGS LTD.

TCL INDUSTRIES HOLDINGS (HK) LTD.

 (Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68384B 10 8

(CUSIP Number)

Vincent Yan

Chief Executive Officer

Opta Corporation

1350 Bayshore Highway, Suite 600

Burlingame, CA 94010

(650) 579-3610

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications
on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

a.               ☒   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.              ☐    The filing of a registration statement under the Securities Act of 1933.

c.               ☐    A tender offer.

d.              ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee
$250,900	$29.53

(1)             Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of (x) up to 1,930,000 shares of the Issuer’s common stock and preferred stock (which was the previously estimated maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $0.13 (which was the previously calculated cash payment per share to holders of the shares set forth in (x)).  The filing fee of $29.53 was calculated by multiplying the resulting transaction value (as calculated above) of $250,900 by .0001177.

☒             Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29.53

Form or Registration No.: Schedule 14C

Filing Party: Opta Corporation

Date Filed: July 8, 2005

This Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) by Opta Corporation (“Opta” or the “Company”), Lotus International Holdings Ltd. and TCL Industries Holdings (HK) Ltd.  Opta Merger Corp. is not a filing party to this Schedule 13E-3 because it was merged with and into the Company, with the Company as the surviving entity, effective August 22, 2006, as described below.

This Amendment No. 6 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13E-3 transaction described herein pursuant to the requirements of the Securities Exchange Act of 1934, as amended.

Effective August 22, 2006, Opta merged with Opta Merger Corp., a wholly-owned subsidiary of the Company (the “Subsidiary”), with Opta as the surviving corporation, pursuant to an Agreement of Merger (the “Merger”).  Upon effectiveness of the Merger, each issued and outstanding share of common stock, par value $0.001 per share, or preferred stock, par value $0.001 per share, without any action on the part of the holder, was converted into one-five-thousandth (1/5,000) of a share of the surviving corporation’s common stock, par value $0.001 per share.  Immediately following the Merger, the surviving corporation filed an Amended and Restated Certificate of Incorporation which effected a 1-for-5,000 forward stock split with respect to the surviving corporation’s then outstanding common stock.  As a result of the foregoing transactions, any person holding less than 5,000 shares of common stock or preferred stock of Opta prior to the Merger is entitled to receive $0.06 in cash for each pre-Merger share held by such person.  Any person holding 5,000 or more shares of common stock or preferred stock of Opta prior to the Merger is entitled to receive the same number of shares of the surviving corporation after such transactions.

As a result of the transaction, there were fewer than 300 stockholders of record of the Company’s common stock, which allowed the Company to terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended. On August 22, 2006, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company’s common stock.

On August 2, 2006, Opta filed with the Commission a definitive Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the “Information Statement”), describing the foregoing transactions. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Information Statement, including all appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto.

Item 5 is hereby amended and supplemented as follows:

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(b)           Significant Corporate Events.  On August 22, 2006, the Company and the Subsidiary filed a Certificate of Merger with the Office of the Secretary of State of Delaware for the Merger to become effective upon such filing. The Company has made arrangements with Colonial Stock Transfer Company, Inc., as exchange agent, to send to the holders of Company’s common stock and preferred stock as of the effective time of the Merger a letter of transmittal instructing eligible stockholders on the procedures for surrendering their stock certificates and receiving either cash consideration or shares of the surviving corporation, as applicable. On August 22, 2006 the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company Common Stock.

Item 6 is hereby amended and supplemented as follows:

Item 6.    Purposes of the Transaction and Plans or Proposals.

(c)           Plans.  The merger and the subsequent filing of the Amended and Restated Certificate of Incorporation of the surviving corporation was consummated on August 22, 2005

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTA CORPORATION

/s/ Vincent Yan
(Signature)

Vincent Yan, Chief Executive Officer
(Name and Title)

August 22, 2006
(Date)

LOTUS INTERNATIONAL HOLDINGS LTD.

/s/ Liu Weiming
(Signature)

Manager
(Name and Title)

August 22, 2006
(Date)

TCL INDUSTRIES HOLDINGS (HK) LTD.

/s/ Yuan Bing
(Signature)

Vice President
(Name and Title)

August 22, 2006
(Date)